August 25, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Trace Rakestraw, Esq.

VIA EDGAR

Re:	Registrant:	Loomis Sayles Funds I
	File No.:	811-08282
	Filing Type:	Form N-1A

Dear Mr. Rakestraw:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on August 10, 2016, regarding the post-effective amendment to the Loomis Sayles Funds I (the “Registrant”) registration statement on Form N-1A for the Loomis Sayles Intermediate Duration Bond Fund (the “Fund”), which was filed with the Commission on June 21, 2016 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective on August 31, 2016.

Prospectus

1.

Comment.         In the “Shareholder Fees” table please add a footnote to the “Maximum deferred sales charge” caption to indicate that for purchases of Class C shares of the Fund a CDSC of 1.00% may apply to redemptions of shares within one year of the date of purchase.

Response.         The “Shareholder Fees” table will be updated to include the maximum 1.00% CDSC applicable to Class C shares. The Registrant respectfully submits that the updated disclosure in the table and the “How Sales Charges Are Calculated” section of the prospectus adequately disclose the CDSC that may be applicable to Class C shares and no additional disclosure is necessary.

2.	Comment. In Footnote 1 to the “Annual Fund Operating Expenses” table, please confirm that the undertaking will be in effect for at least one year.

Response.         The Registrant confirms that this undertaking is in effect through January 31, 2018, and has inserted this date into Footnote 1.

3.

Comment.         Please confirm that the Adviser will be permitted to recover management fees waived and/or expenses reimbursed only to the extent the expenses in later periods remain below the expense cap in place when the fees were waived and/or reimbursed and the expense cap stated in the then effective prospectus.

Response.         The Registrant confirms that the Adviser will be permitted to recover management fees waived and/or expenses reimbursed only to the extent the expenses in later periods remain below the expense cap in place when the fees were waived and/or reimbursed and the expense cap stated in the then effective prospectus.

4.

Comment.         Please confirm that although the Adviser may be permitted to recoup fees waived or reimbursed for up to three years, the Fund will not be obligated to repay any fees waived and/or expenses reimbursed more than one year after the end of the fiscal year in which the fees or expenses were waived or reimbursed.

Response.         The Registrant confirms that the Fund will not be obligated to repay any fees waived and/or expenses reimbursed more than one year after the end of the fiscal year in which the fees or expenses were waived or reimbursed.

5.	Comment. In the “Example” paragraph in the summary section of the prospectus, please confirm that the example reflects the expense waiver only for the period it is in effect.

Response.         The Registrant confirms that the expense example reflects the expense waiver only for the period that it is in effect. In response to this comment the Registrant has revised the following disclosure in the “Example” paragraph in the summary section of the prospectus:

“The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same~~[~~, except that the example is based on the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the ~~[~~first ~~year]~~ 17 months and on the Total Annual Fund Operating Expenses for the remaining periods~~]~~.”

6.	Comment. Please confirm that the expense example for Class A shares reflects the appropriate CDSC for the one-year period.

Response.         The CDSC for Class A shares only applies to certain purchases of $1,000,000 or more. The expense example assumes an investment of $10,000. The Registrant respectfully submits that the Class A CDSC would not be applicable to the investment described in the example and should not be included in the example.

7.

Comment.         Given the use of the term “Duration” in the Fund’s name, please add disclosure to the “Principal Investment Strategies” section of the prospectus explaining the concept of duration and provide an example.

Response.         In response to this comment the Registrant has added the following disclosure to the “Principal Investment Strategies” section of the Fund’s prospectus:

“Duration is a measure of the expected life of a fixed-income security that is used to determine the sensitivity of a security’s price to changes in interest rates. A fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. By way of example, the price of a bond fund with an average duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point.”

8.	Comment. The second paragraph of the “Principal Investment Strategies” section of the prospectus states that the Fund may continue to hold up to 10% of its net assets in securities that are downgraded to a rating below investment-grade subsequent to their purchase. Please consider adding “Below Investment Grade Fixed-Income Securities Risk” as a principal investment risk.

Response.         In response to this comment the Registrant has added the following disclosure:

“Below Investment Grade Fixed-Income Securities Risk: The Fund’s investments in below investment grade fixed-income securities, also known as “junk bonds,” may be subject to greater risks than other fixed-income securities, including being subject to greater levels of interest rate risk, credit risk (including a greater risk of default) and liquidity risk. The ability of the issuer to make principal and interest payments is predominantly speculative for below investment grade fixed-income securities.”

9.

Comment.         The fourth paragraph of the “Principal Investment Strategies” section of the prospectus states that the Loomis Sayles credit research team provides ratings on over 1,000 issuers worldwide. Please confirm this is part of the Fund’s strategy and not marketing disclosure.

Response.         The Registrant confirms that the ratings provided by Loomis Sayles’ credit research team are an important part of the Fund’s investment approach. In response to this comment the Registrant has revised the second sentence of the fourth paragraph as follows:

“First, Loomis Sayles generally seeks fixed-income securities that are attractively valued relative to the Loomis Sayles’ credit research team’s assessment of credit risk ~~of issuers whose credit profiles it believes are improving. Loomis Sayles’ credit research team provides deep fundamental and quantitative analysis as well as ratings on over 1,000 issuers worldwide~~.

10.

Comment.         The last sentence of the fourth paragraph of the “Principal Investment Strategies” section of the prospectus states that the Fund may invest in bank loans and municipal securities. Please confirm that investing in these types of securities is part of the Fund’s principal investment strategies. If so, consider including additional risk disclosure in the “Principal Investment Risks” section of the prospectus.

Response.         Investing in bank loans and municipal securities is not part of the Fund’s principal investment strategies. Bank loans and municipal securities are examples of the fixed-income securities that Loomis Sayles analyzes when researching potential investments for the Fund. In response to this comment the Registrant has revised the last sentence of the fourth paragraph as follows:

“Third, Loomis Sayles analyzes different sectors of the economy and differences in the yields (“spreads”) of various fixed-income securities ~~(U.S. governments, investment-grade corporates, securitized assets, high-yield corporates, emerging markets, non-U.S. sovereigns and credits, bank loans and municipals)~~ in an effort to find securities that it believes may produce attractive returns for the Fund in comparison to their risk.”

11.

Comment.         The first sentence of the fifth paragraph of the “Principal Investment Strategies” section of the prospectus states that the Fund may invest in various fixed-income securities including those in emerging markets. Please explain how the Fund determines whether a security is considered to be in an emerging market country.

Response.         The Fund’s principal investment strategies do not contemplate specific minimum or maximum allocations to emerging market securities. The Registrant respectfully submits that the existing disclosure adequately describes the Fund’s investments in emerging markets and no additional disclosure is necessary.

12.

Comment.         Please explain why the Fund’s investment in U.S. dollar-denominated securities of Canadian issuers is disclosed in the Fund’s prospectus and not other countries where the Fund may invest more of its assets.

Response.         The Fund does not intend to concentrate its investments in U.S. dollar-denominated securities of Canadian issuers. Accordingly, the Registrant has revised the disclosure as follows:

The Fund may invest ~~any portion of its assets in U.S. dollar-denominated securities of Canadian issuers and~~ up to 20% of its assets in ~~other~~ U.S. dollar-denominated foreign securities, including emerging market securities.

13.

Comment.         Given the Fund’s investments in U.S. Treasury securities, please confirm that the risks of investing in this type of security are adequately disclosed in the “Principal Investment Risks” section of the prospectus.

Response.         The Registrant confirms that the risks associated with investing in U.S. Treasury securities are adequately disclosed in the “Principal Investment Risks” section of the prospectus. U.S. Treasury securities are fixed-income securities, and the “Principal Investment Risks” section includes a separate “Fixed Income Securities Risk.” That risk cites “Interest Rate Risk,” “Credit Risk” and “Liquidity Risk” as three of the risks applicable to fixed-income securities generally; those three risks are further described in the section. The Registrant therefore respectfully declines to make any changes to its disclosure in response to this comment.

14.

Comment.         The fifth paragraph of the “Principal Investment Strategies” section of the prospectus states that the Fund may engage in futures transactions and swaps. Please disclose the purpose of the Fund’s investments in derivatives.

Response.         The Fund does not currently intend to invest in swaps as a principal investment strategy. In response to this comment the Registrant has revised the disclosure as follows:

The Fund may also engage in futures transactions ~~and swaps (including credit default swaps, in which one party agrees to make periodic payments to a counterparty in exchange for the right to receive a payment in the event of a default of the underlying reference security)~~ for hedging and investment purposes.

15.	Comment. Given the Fund’s portfolio turnover rate of 151% during its most recent fiscal year, consider adding “Portfolio Turnover Risk” as a principal risk.

Response.         The Registrant respectfully submits that, pursuant to Instruction 7 to Item 9(b)(1) of Form N-1A, it is appropriate to include disclosure regarding the Fund’s ability to engage in active and frequent trading of portfolio securities in the “Principal Investment Strategies” section of the summary prospectus rather than in the “Principal Investment Risks” section.

The Registrant believes that the disclosure in the seventh paragraph of the “Principal Investment Strategies” section complies with the Instruction referenced above and sufficiently describes the risks associated with the Fund’s ability to engage in active and frequent trading of portfolio securities.

16.

Comment.         Please consider revising the fifth bullet point under “Class Y Shares” in the “Choosing a Share Class” section of the prospectus to clarify the impact of front-end sales charges on the relative returns of Class A and Class Y shares.

Response.         The Registrant has carefully considered the Staff’s comment. The Registrant believes that because Class Y shares have lower annual operating expenses than Class A shares and are not subject to front-end sales charges, the existing disclosure is sufficient.

17.

Comment.         Please consider revising the disclosure regarding “How Sales Charges are Calculated” for Class A shares to indicate that a shareholder must inform the Distributor and the financial intermediary of other accounts that may be aggregated to meet sales load breakpoints.

Response.         In response to this comment the Registrant has revised the second sentence of the second paragraph in the section “How Sales Charges are Calculated” for Class A shares as follows:

“~~It will be necessary a~~At the time of purchase ~~to~~ you must inform the Distributor and the financial intermediary of the existence of other accounts in which there are holdings eligible to be aggregated to meet sales load breakpoints of the Fund.

18.

Comment.         The “Eliminating the CDSC” sub-sections for Class A and Class C shares under “Eliminating Front-End Sales Charges and CDSCs” indicate that there may be restrictions on a shareholder’s ability to eliminate or reduce sales charges. Consider adding disclosure describing these restrictions.

Response.         In response to this comment the Registrant has revised the first two paragraphs in the “Eliminating the CDSC” sub-sections for Class A and Class C shares as follows:

“As long as the Distributor is notified at the time you sell, the CDSC for Class A shares will generally be eliminated in the following cases: (1) to make distributions from certain retirement plans (~~a~~ to pay plan participants or beneficiaries due to death, disability, separation from service, normal or early retirement, loans from the plan, hardship withdrawals, return of excess contributions, or required minimum distributions at age 70 1/2 (an individual participant’s voluntary distribution or a total plan termination or total plan redemption may incur a CDSC); (2) to make payments through a systematic withdrawal plan; (3) due to shareholder death or disability; (4) to return excess IRA contributions; or (5) to make required minimum distributions at age 70  1⁄2 (applies only to the amount necessary to meet the required minimum distributions). ~~Restrictions may apply~~.”

Due to operational limitations at your financial intermediary, a CDSC may be assessed, notwithstanding the exemptions above; please consult your financial representative. Please see the SAI for more information on eliminating or reducing front-end sales charges and the CDSC.”

Statement of Additional Information (“SAI”)

1.	Comment. Please confirm whether the Fund intends to enter into options on swaps. If so, please revise the disclosure in the “Swap Transactions” sub-section of the SAI.

Response.         The Registrant confirms that the Fund does not intend to enter into options on swaps.

2.	Comment. Please explain why the Fund discloses the risks of “Canadian Investments” but not the risks of investing in other countries where the Fund may have more assets.

Response.         The Fund does not intend to invest in the securities of Canadian issuers to a significant extent. Accordingly, the Registrant has deleted the “Canadian Investments” sub-section within the “Foreign Securities” section of the SAI.

3.

Comment.         The first sentence of the “Depositary Receipts” sub-section of the “Foreign Securities” section of the SAI states that the Fund “may invest in foreign equity securities through the use of Depositary Receipts.” Please confirm that exposure to foreign equity securities is part of the Fund’s investment strategy.

Response.         Exposure to foreign equity securities is not part of the Fund’s investment strategy. In response to this comment the Registrant has deleted the first sentence of the “Depositary Receipts” sub-section of the “Foreign Securities” section of the SAI.

4.

Comment.         The SAI indicates that the Fund may invest in “Investment Companies.” If the Fund has Acquired Fund Fees and Expenses greater than one basis point, include disclosure regarding Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table in the prospectus.

Response.         The Fund does not currently invest in the securities of other investment companies in an amount sufficient to incur fees and expenses greater than one basis point. Accordingly, the Registrant respectfully submits that no additional disclosure in the Fund’s Annual Fund Operating Expenses table is necessary.

5.

Comment.         The “Exchange-Traded Fund” sub-section of the SAI states that an “index may be actively managed.” Please clarify whether this means that the index or the exchange-traded fund may be actively managed.

Response.         In response to this comment the Registrant has replaced the third sentence of the “ETF” sub-section of the SAI with the following sentence:

“The ETF may be actively managed.”

6.	Comment. Given the Fund’s ability to invest in bank loans please disclose the following in the SAI:

(a)         It may take longer than seven days for transactions in bank loans to settle and disclose how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

(b)         Bank loans can take significantly longer than seven days to settle and that this can translate into a risk that shareholders may not be paid in a timely manner if they redeem or the Fund may be forced to incur losses to pay shareholders in a timely manner if proceeds are not available.

(c)         Bank loans may not be securities and therefore may not have the protections afforded by federal securities laws.

Response.         The Fund does not intend to invest in banks loans. Accordingly, the Registrant respectfully submits that no additional disclosure is necessary.

Part C

1.	Comment. Please include an opinion and consent of counsel in response to Item 28(i) of Form N-1A.

Response.         The Registrant notes that the Fund has already secured an opinion and consent of counsel with respect to securities of the Fund in response to Item 28(i) of Form N-1A, which was included as an exhibit to Post-Effective Amendment No. 12 to the Registration Statement, filed on January 30, 2001. The Registrant is not aware of any legal requirement to provide an additional opinion and consent of counsel for an existing fund and therefore respectfully declines to include a new opinion and consent of counsel for the Fund. The Fund will revise its Part C to include the 2001 opinion and consent of counsel.

2.	Comment. Please include a consent of Independent Registered Public Accounting Firm in response to Item 28(j) of Form N-1A.

Response.         The Registrant will include a consent of Independent Registered Public Accounting Firm as an exhibit to the Registrant’s upcoming Rule 485(b) filing.

3.	Comment. Please include the Rule 12b-1 Plans for Class A and Class C shares of the Fund in response to Item 28(m)(8) of Form N-1A.

Response.         The Registrant will include the Rule 12b-1 Plans for Class A and Class C shares of the Fund as exhibits to the Registrant’s upcoming Rule 485(b) filing.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete
Assistant Secretary
Loomis Sayles Funds I

cc: Rosa Licea-Mailloux, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.